UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Extraordinary General Shareholders’ Meeting to be held on November 30, 2021, at 10:30 am, exclusively by digital means, as detailed below, to be deemed as having been held, for the purposes of CVM Instruction No. 481/2009, as amended (“ICVM 481”) at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Building F-100, to review and resolve on the following agenda:

1.

the terms and conditions of the “Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A., with transfer of the spun-off portion to Embraer S.A.” (“Protocol and Justification”), entered into by the management of the Company and its wholly-owned subsidiary Yaborã Indústria Aeronáutica S.A. (“Yaborã” and “Transaction”, respectively);

2.

the ratification of the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”), to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company, at book value, based on Yaborã‘s balance sheet prepared as of July 31, 2021 (“Appraisal Report”);

3.	the Appraisal Report;

4.	the Transaction, under the terms and conditions set forth in the Protocol and Justification, without capital increase or issue of new shares and effective as of January 1, 2022; and

5.	the granting of authorization for the Company’s management to perform any acts required for the implementation of the Transaction, as well as ratify the acts that have already been performed.

Pursuant to Paragraph 6 of Article 124 of Law 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Article 20-A of ICVM 481, are available to shareholders at the Company’s headquarters and on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website

(www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

General Instructions:

a)	Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)

To participate in the Meeting directly, through a legal representative or proxy, we request that you submit to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours prior to the Meeting, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c)	The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to investor.relations@embraer.com.br.

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: The Shareholders who choose to participate in the Shareholders’ Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, provided that the guidelines and data for connection in the electronic environment shall be sent to the Shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by November 28, 2021, which shall also include the documents required for such shareholder’s participation in the Meeting as detailed in the Management’s Proposal.

The electronic participation system to be made available by the Company will enable Shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in ICVM 481.

Detailed rules and guidelines, as well as the procedures and additional information for Shareholder’s participation in the Meeting by means of the electronic participation system are contained in the item of the Management Proposal available on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

DISTANCE VOTING BALLOT: to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

Any questions regarding this Call Notice shall be submitted to the Company’s Investor Relations Department, at investor.relations@embraer.com.br.

São José dos Campos, October 29, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2021

Embraer S.A.

By:

/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations